QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.2

NORTHWEST AIRLINES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK REQUIREMENTS
(Dollars in millions)

	Three Months Ended June 30			Six Months Ended June 30
	2001		2000	2001	2000
Earnings:
Income before income taxes	$(92)		$191	$(365)	$195
Less: Income from less than 50%
owned investees	13		11	17	42
Add:
Rent expense representative of interest(1)	59		56	118	111
Interest expense net of capitalized interest	81		81	152	165
Interest of mandatorily redeemable preferred security holder	7		7	13	14
Amortization of debt discount and expense	2		2	5	5
Amortization of interest capitalized	1		1	2	2

Adjusted earnings	$45		$327	$(92)	$450

Fixed charges and preferred stock requirements:
Rent expense representative of interest(1)	$59		$56	$118	$111
Interest expense net of capitalized interest	81		81	152	165
Interest of mandatorily redeemable preferred security holder	7		7	13	14
Preferred stock requirements	—		—	1	1
Amortization of debt discount and expense	2		2	5	5
Capitalized interest	9		5	17	9

Fixed charges and preferred stock requirements	$158		$151	$306	$305

Ratio of earnings to fixed charges and preferred stock requirements	—	(2)	2.17	— (2)	1.48

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges and preferred stock requirements by $113 million and $398 for the three and six months ended June 30, 2001, respectively.

QuickLinks

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS